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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2001.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                               10 Hayetzira Street
                                  P.O. Box 2640
                              RA'ANANA 4300 ISRAEL
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]   Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]    No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

1.       INFORMATION AND DOCUMENTS REQUIRED TO BE FURNISHED.

         A. Notice of 2001 Annual General Meeting of Shareholders to be held on Friday, September 14, 2001 and the related Proxy Statement.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MARNETICS BROADBAND TECHNOLOGIES LTD.

Dated:     August 19, 2001              By:    /s/ David Sheetrit
                                               ------------------------
                                        Name:  David Sheetrit
                                        Title: Acting Chief Executive
                                               Officer and Chief Operating
                                               Officer